Filed by Allied Waste
Industries, Inc. Pursuant to
Rule 425 under the
Securities Act of 1933 and
deemed filed pursuant to
Rule 14a-12 under the
Securities Exchange Act of
1934
Subject Company:
Allied Waste Industries, Inc.
(Commission File No.
001-14705)
EXHIBIT 99.1

Contact:	James P. Zeumer Senior Vice President, Public Affairs, Communications and Investor Relations 480-627-2785
FOR IMMEDIATE RELEASE
ALLIED WASTE REPORTS THIRD QUARTER 2008 RESULTS
•	Q3 Earnings Increase to $0.26 Per Share, Including $0.02 Per Share of Merger-Related Costs

•	Strong Pricing Drives Revenue to Record $1.6 Billion

•	Operating Income Increases 27% to $318 Million

•	Company Provides Update on Proposed Merger with Republic Services
Phoenix, AZ — October 29, 2008 — Allied Waste Industries, Inc. (NYSE: AW), the nation’s second largest waste services company, today reported financial results for its third quarter and nine-months ended September 30, 2008. For the quarter, income from continuing operations increased 68% to $112.5 million, or $0.26 per share, including $0.02 per share associated with merger-related costs. Prior year income from continuing operations was $66.9 million, or $0.15 per share. Prior year earnings include loss on divestiture, impairment and debt refinancing costs of $0.09 per share. On an adjusted basis, 2008 third quarter earnings were $0.28* per share, an increase of 17% over prior earnings of $0.24* per share.
Total revenue for the third quarter was a record $1.61 billion, an increase of $50 million, or 3.2%, over $1.56 billion in the third quarter 2007. Higher revenue for the quarter benefited from a 7.6% increase in average price, of which 370 basis points were associated with the company’s fuel recovery fee, partially offset by a 4.4% decrease in volumes. Lower volumes for the quarter primarily reflect the impact of U.S. economic conditions.
“By remaining focused on our strategic, long-term performance metrics including pricing, operating efficiencies and cash flow, while rapidly adjusting our operations to near-term economic challenges, Allied Waste has reported strong financial performance,” said John Zillmer, Chairman and Chief Executive Officer. “Our local management teams have done a great job in delivering excellent third quarter results and in continuing to strengthen our overall operating platform as we approach the merger with Republic Services.”
Third quarter operating income before depreciation and amortization, loss from divestitures and asset impairments, or EBITDA, inclusive of $12.5 million of merger-related costs, increased 4.4% to $452.1* million, compared with $433.1* million last year. Reported EBITDA for the quarter as a percentage of revenue increased 20 basis points to 28.1%, compared with 27.9% for the same period last year. Merger-related costs reduced EBITDA as a percentage of revenue for the quarter by 0.8%.
For the third quarter, operating costs as a percentage of revenue dropped 60 basis points as the company continued to benefit from strong pricing, combined with a number of internal initiatives to lower expenses and to drive greater efficiencies throughout its operations. EBITDA margins for the quarter also reflect the positive impact of company actions to reduce SG&A expenses, which declined as a percentage of revenue to 9.7% from 10.1% last year.
Cash flow from operations in the third quarter 2008 was $281.3 million, compared with $284.2 million in the comparable quarter last year. Free cash flow for the third quarter was $144.7* million, compared with prior year free cash flow of $168.8* million reflecting slightly higher capital expenditures in the third quarter of 2008.
For the nine-month period ended September 30, 2008, Allied Waste’s revenues were $4.67 billion, as strong pricing drove a $124.3 million increase over the prior year. Operating income for the period gained 13.3% to $862.1 million, inclusive of $45.0 million of merger-related costs, losses from divestitures and asset impairments. Income from continuing operations was $296.5 million for the first nine months of 2008, compared with $192.2 million for the comparable 2007 period. Diluted income from continuing operations for the first-nine months increased 55% to $0.68 per share, compared with $0.44 per share in the prior year.
Merger Update
The merger of Allied Waste and Republic Services continues on track with an anticipated completion in mid-December 2008. In the joint proxy statement / prospectus of the companies dated October 10, 2008, shareholders of record as of October 6, 2008 are being asked to vote in favor of the merger at each company’s respective shareholder meeting which will be held on November 14, 2008.
The merger, which is expected to generate at least $150 million in annual integration synergies in the third year after closing, will strengthen the national service platform of the companies and link collection, transfer, recycling and disposal operations into an efficient network spanning 40 states and serving 13 million customers. The resulting company will be one of the nation’s leading waste and environmental services providers, with pro forma 2007 revenue of approximately $9 billion and industry-leading margins and returns on invested capital.
“The significant growth and synergy opportunities supporting this transaction are even more compelling given the challenging economic conditions facing the country and our industry,” said Donald Slager, President and Chief Operating Officer. “The Allied Waste and Republic teams have done a great job working through the requirements needed to achieve our targeted fourth quarter closing and in completing extensive planning work in support of the successful post-merger integration of these two companies.”
Allied Waste has filed supplemental data on Form 8-K that is accessible on the Company’s website or through the SEC EDGAR System.
Allied Waste will host a conference call related to the third quarter results on Wednesday, October 29, 2008, at 5:00 p.m. ET. The call will be broadcast live over the Internet on the Company’s website: www.alliedwaste.com. A replay of the call will be available on the site after the call.
Information regarding *use of non-GAAP financial measures may be found in the accompanying schedules.
About Allied Waste Industries, Inc.
Allied Waste is America’s second largest non-hazardous solid waste services company and an environmental leader. Headquartered in Phoenix, AZ, Allied Waste provides waste collection, transfer, recycling and disposal services to millions of residential, commercial and industrial customers in over 100 major markets spanning 38 states and Puerto Rico. Our team of over 22,000 dedicated employees operates within a highly efficient, integrated organization that generated 2007 revenue of $6.1 billion.
Websites: alliedwaste.com and disposal.com

ALLIED WASTE INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(amounts in millions, except per share data and percentages)
(unaudited)

	For the Three		For the Three
	Months Ended	% of	Months Ended	% of
	September 30, 2008	Revenues	September 30, 2007	Revenues
Revenue	$1,606.2	100.0%	$1,556.3	100.0%
Cost of operations	986.0	61.4%	966.7	62.0%
Selling, general and administrative expenses	155.6	9.7%	156.5	10.1%
Merger related costs (A)	12.5	0.8%	—	—%
Depreciation and amortization	134.1	8.3%	142.7	9.2%
(Gain) loss from divestitures and asset impairments (B)	(0.3)	(0.0)%	39.0	2.5%

Operating income	318.3	19.8%	251.4	16.2%
Interest expense and other (C)	108.8	6.8%	130.3	8.4%

Income before income taxes	209.5	13.0%	121.1	7.8%
Income tax expense	96.9	6.0%	53.8	3.5%
Minority interests	0.1	0.0%	0.4	0.0%

Income from continuing operations	112.5	7.0%	66.9	4.3%
Discontinued operations, net of tax (D)	—	—%	(39.7)	(2.6)%

Net income	112.5	7.0%	27.2	1.7%
Dividends on Series D Preferred Stock	—	—%	(9.4)	(0.6)%

Net income available to common shareholders	$112.5	7.0%	$17.8	1.1%

Weighted average common and common equivalent shares	446.4		382.4

Diluted income per share from continuing operations	$0.26		$0.15

Diluted income per share	$0.26		$0.05

(A)	Merger related costs of $12.5 million (or $0.02 per share) represent transaction costs, primarily financial advisor and legal fees, associated with the proposed merger with Republic Services, Inc.

(B)	Loss from divestitures and asset impairments for 2007 includes $14.5 million (or $0.03 per share) of loss on divestiture primarily related to a landfill sale in the South region and $24.5 million (or $0.04 per share) of asset impairment charge associated with a landfill in the Midwest region resulting from changes in anticipated long-term closure and post-closure costs.

(C)	Interest expense and other for 2007 includes $13.3 million (or $0.02 per share) related to the write-off of deferred financing costs and premiums paid in conjunction with the early repayment of debt.

(D)	Discontinued operations includes the sale of certain operations in the Midwest and South regions. Included in the 2007 discontinued operations are $0.1 million of net income and a $39.8 million loss, net of tax, from the sale of these operations.

ALLIED WASTE INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(amounts in millions, except per share data and percentages)
(unaudited)

	For the Nine		For the Nine
	Months Ended	% of	Months Ended	% of
	September 30, 2008	Revenues	September 30, 2007	Revenues
Revenue	$4,672.7	100.0%	$4,548.4	100.0%
Cost of operations (A)	2,906.3	62.2%	2,853.5	62.7%
Selling, general and administrative expenses (B)	447.7	9.6%	480.7	10.6%
Merger related costs (C)	21.5	0.4%	—	—%
Depreciation and amortization (A)	411.6	8.8%	412.6	9.1%
Loss from divestitures and asset impairments (D)	23.5	0.5%	40.5	0.9%

Operating income	862.1	18.5%	761.1	16.7%
Interest expense and other (E)	324.9	7.0%	424.4	9.3%

Income before income taxes	537.2	11.5%	336.7	7.4%
Income tax expense	239.7	5.2%	144.1	3.2%
Minority interests	1.0	0.0%	0.4	0.0%

Income from continuing operations	296.5	6.3%	192.2	4.2%
Discontinued operations, net of tax (F)	—	—%	(33.9)	(0.7)%

Net income	296.5	6.3%	158.3	3.5%
Dividends on Series D Preferred Stock	(6.2)	(0.1)%	(28.1)	(0.6)%

Net income available to common shareholders	$290.3	6.2%	$130.2	2.9%

Weighted average common and common equivalent shares	445.0		381.9

Diluted income per share from continuing operations	$0.68		$0.44

Diluted income per share	$0.68		$0.35

(A)	Cost of operations for 2008 includes a $1.6 million (or $0.00 per share) net favorable adjustment related to environmental reserves, consisting of a $10.6 million increase as a result of changes in cost estimates and new matters, offset by a $12.2 million decrease primarily related to a favorable resolution of an environmental obligation at a closed landfill in the East region. We also revised our estimated asset retirement obligation relating to this landfill and recognized the related charge of $7.7 million (or $0.01 per share) in depreciation and amortization. Cost of operations for 2008 also includes $1.1 million (or $0.00 per share) of severance costs associated with the workforce reduction.

(B)	Selling, general and administrative expenses for 2008 include a $12.8 million (or $0.02 per share) adjustment due to the favorable resolution of a BFI acquisition related claim, partially offset by $5.8 million (or $0.01 per share) of expenses related to the workforce reduction and regional realignment.

(C)	Merger related costs of $21.5 million (or $0.05 per share) represent transaction costs, primarily financial advisor and legal fees, associated with the proposed merger with Republic Services, Inc.

(D)	Loss from divestitures and asset impairments for 2008 of $23.5 million (or $0.03 per share) primarily related to impairment charges associated with two landfill closures in the Midwest region. Loss from divestitures and asset impairments for 2007 includes $16.0 million (or $0.03 per share) of loss on divestiture primarily related to a landfill sale in the South region and $24.5 million (or $0.04 per share) of asset impairment charge associated with a landfill in the Midwest region resulting from changes in anticipated long-term closure and post-closure costs.

(E)	Interest expense and other for 2007 includes $59.2 million (or $0.10 per share) related to the write-off of deferred financing costs and premiums paid in conjunction with the early repayment of debt.

(F)	Discontinued operations includes the sale of certain operations in the Midwest and South regions in 2007. Included in the 2007 discontinued operations are $2.1 million of income from operations and a $36.0 million loss, net of tax, from the sale of those operations.

ALLIED WASTE INDUSTRIES, INC.
SUMMARY DATA SHEET
STATEMENT OF OPERATIONS DATA
(amounts in millions, except percentages and tons data)
(unaudited)

	For the Three Months Ended September 30,
	2008	2007
Revenue —
Gross revenue	$1,924.4	$1,879.1
Less intercompany revenue	(318.2)	(322.8)

Net Revenue	$1,606.2	$1,556.3

Revenue Mix (based on net revenue) —
Collection —
Residential	$312.3	$304.9
Commercial	422.2	390.5
Roll-off	333.0	332.0
Recycling	59.5	53.8

Total Collection	1,127.0	1,081.2
Disposal —
Landfill (net of $183.7 and $188.4 of intercompany)	220.1	214.9
Transfer (net of $91.3 and $99.1 of intercompany)	114.4	112.7

Total Disposal	334.5	327.6
Recycling — Commodity	61.0	66.4
Other	83.7	81.1

Total	$1,606.2	$1,556.3

Internalization Based on Disposal Volumes	73%	73%

Landfill Volumes in Thousands of Tons	17,857	18,663

Year over Year Internal Growth (excluding commodity) —
Average per unit price change	7.6%	5.6%
Volume change	(4.4)%	(3.7)%

Total	3.2%	1.9%

Year over Year Internal Growth (including commodity)	2.3%	2.5%

ALLIED WASTE INDUSTRIES, INC.
SUMMARY DATA SHEET
STATEMENT OF OPERATIONS DATA
(amounts in millions, except percentages and tons data)
(unaudited)

	For the Nine Months Ended September 30,
	2008	2007
Revenue —
Gross revenue	$5,605.5	$5,512.2
Less intercompany revenue	(932.8)	(963.8)

Net Revenue	$4,672.7	$4,548.4

Revenue Mix (based on net revenue) —
Collection —
Residential	$917.7	$899.5
Commercial	1,234.1	1,140.9
Roll-off	970.9	969.5
Recycling	172.9	155.2

Total Collection	3,295.6	3,165.1
Disposal —
Landfill (net of $539.8 and $561.4 of intercompany)	634.7	624.4
Transfer (net of $273.0 and $296.6 of intercompany)	319.0	330.6

Total Disposal	953.7	955.0
Recycling — Commodity	193.7	190.9
Other	229.7	237.4

Total	$4,672.7	$4,548.4

Internalization Based on Disposal Volumes	73%	73%

Landfill Volumes in Thousands of Tons	52,335	55,219

Year over Year Internal Growth (excluding commodity) —
Average per unit price change	6.9%	5.8%
Volume change	(4.5)%	(3.2)%

Total	2.4%	2.6%

Year over Year Internal Growth (including commodity)	2.3%	3.1%

ALLIED WASTE INDUSTRIES, INC.
SUMMARY DATA SHEET
STATEMENT OF OPERATIONS DATA
(amounts in millions, except percentages)
(unaudited)
The following tables provide the components of our cost of operations and as a percentage of revenues:

	Three Months Ended September 30,
	2008		2007
Labor and related benefits	$268.9	16.7%	$271.3	17.4%
Transfer and disposal costs	116.5	7.3	116.0	7.5
Maintenance and repairs	117.1	7.3	122.8	7.9
Transportation and subcontractor costs	134.3	8.4	127.7	8.2
Fuel	111.0	6.9	78.1	5.0
Disposal and franchise fees and taxes	89.8	5.6	93.4	6.0
Landfill operating costs	42.8	2.7	42.6	2.7
Risk management	32.0	2.0	39.8	2.6
Costs of goods sold	18.4	1.1	21.3	1.4
Other	55.2	3.4	53.7	3.3

Total cost of operations	$986.0	61.4%	$966.7	62.0%

	Nine Months Ended September 30,
	2008		2007
Labor and related benefits	$804.0	17.2%	$809.6	17.8%
Transfer and disposal costs	344.3	7.4	336.6	7.4
Maintenance and repairs	349.7	7.5	364.8	8.0
Transportation and subcontractor costs	385.5	8.3	385.0	8.5
Fuel	318.5	6.8	221.4	4.9
Disposal and franchise fees and taxes	265.3	5.7	272.4	6.0
Landfill operating costs	127.2	2.7	123.1	2.7
Risk management	93.5	2.0	120.5	2.6
Costs of goods sold	58.1	1.2	56.2	1.2
Other	160.2	3.4	163.9	3.6

Total cost of operations	$2,906.3	62.2%	$2,853.5	62.7%

The following tables provide the components of our selling, general and administrative expenses and as a percentage of revenues:

	Three Months Ended September 30,
	2008		2007
Salaries	$100.9	6.3%	$96.9	6.2%
Rent and office costs	9.1	0.6	9.2	0.6
Professional fees	13.4	0.8	16.1	1.0
Provision for doubtful accounts	5.2	0.3	6.9	0.4
Other	27.0	1.7	27.4	1.9

Total selling, general and administrative expenses	$155.6	9.7%	$156.5	10.1%

	Nine Months Ended September 30,
	2008		2007
Salaries	$297.5	6.4%	$292.1	6.4%
Rent and office costs	28.2	0.6	29.5	0.6
Professional fees	37.3	0.8	52.5	1.2
Provision for doubtful accounts	17.6	0.4	17.7	0.4
Other	67.1	1.4	88.9	2.0

Total selling, general and administrative expenses	$447.7	9.6%	$480.7	10.6%

ALLIED WASTE INDUSTRIES, INC.
SUMMARY DATA SHEET
BALANCE SHEET
(amounts in millions, except per share data)
(unaudited)

	September 30,	December 31,
	2008	2007
ASSETS
Current assets — Cash and cash equivalents	$102.7	$230.9
Restricted cash	35.8	26.1
Accounts receivable, net of allowance of $21.5 and $21.2	770.2	691.0
Prepaid and other current assets	88.1	81.9
Deferred income taxes	103.9	128.3

Total current assets	1,100.7	1,158.2
Property and equipment, net	4,532.7	4,430.4
Goodwill	8,016.0	8,020.0
Other assets, net	338.8	340.1

Total assets	$13,988.2	$13,948.7

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities —
Current portion of long-term debt	$402.4	$557.3
Accounts payable	444.1	496.8
Current portion of accrued capping, closure, post-closure and environmental costs	81.3	96.0
Accrued interest	103.6	99.6
Other accrued liabilities	571.4	757.7
Unearned revenue	256.4	239.7

Total current liabilities	1,859.2	2,247.1
Long-term debt, less current portion	6,067.7	6,085.6
Deferred income taxes	472.3	400.3
Accrued capping, closure, post-closure and environmental costs, less current portion	793.7	771.4
Other long-term obligations	568.9	540.1
Stockholders’ equity —
Series D senior mandatory convertible preferred stock, $0.10 par value, 2.8 million shares authorized, 2.4 million shares issued and outstanding in 2007, liquidation preference of $250.00 per share, net of $19.2 million of issuance costs	—	580.8
Common stock	4.3	3.7
Additional paid-in capital	3,456.3	2,843.3
Accumulated other comprehensive loss	(29.5)	(29.5)
Retained earnings	795.3	505.9

Total stockholders’ equity	4,226.4	3,904.2

Total liabilities and stockholders’ equity	$13,988.2	$13,948.7

Days sales outstanding	42 days	43 days

ALLIED WASTE INDUSTRIES, INC.
SUMMARY DATA SHEET
STATEMENT OF CASH FLOWS
(amounts in millions)
(unaudited)

	For the Three	For the Three
	Months Ended	Months Ended
	September 30, 2008	September 30, 2007
Operating activities —
Net income	$112.5	$27.2
Discontinued operations, net of tax	—	39.7
Adjustments to reconcile net income to cash provided by operating activities from continuing operations —
Provisions for:
Depreciation and amortization	134.1	142.7
Stock-based compensation expense	6.7	5.4
Doubtful accounts	5.2	6.9
Accretion of debt and amortization of debt issuance costs	4.3	5.0
Deferred income tax expense	66.4	40.3
Gain on sale of fixed assets	(4.1)	(2.6)
Non-cash change in merger accruals	3.0	—
Non-cash change in acquisition accruals	(0.3)	—
(Gain) loss from divestitures and asset impairments	(0.3)	39.0
Write-off of deferred debt issuance costs	0.4	1.8
Other non-cash items	(1.5)	(0.9)
Change in operating assets and liabilities, excluding the effects of acquisitions —
Accounts receivable, prepaid expenses, inventories and other assets	(26.9)	(24.4)
Accounts payable, accrued liabilities, unearned income and other	(0.1)	9.3
Capping, closure and post-closure accretion	14.4	13.7
Capping, closure, post-closure and environmental expenditures	(32.5)	(18.9)

Cash provided by operating activities from continuing operations	281.3	284.2

Investing activities —
Cost of acquisitions, net of cash acquired	—	(2.2)
Proceeds from divestitures, net of cash divested	—	95.4
Proceeds from sale of fixed assets	6.0	3.9
Capital expenditures, excluding acquisitions	(144.1)	(130.9)
Capitalized interest	(3.4)	(5.2)
Other	(0.4)	0.2

Cash used for investing activities from continuing operations	(141.9)	(38.8)

Financing activities —
Proceeds from long-term debt, net of issuance costs	(0.3)	200.0
Payments of long-term debt	(143.8)	(449.5)
Payments of preferred stock dividends	—	(9.4)
Net receipts from restricted trusts	35.3	5.8
Net proceeds from sale of common stock, exercise of stock options and other	2.8	3.5

Cash used for financing activities from continuing operations	(106.0)	(249.6)

Cash used for discontinued operations	(0.1)	(3.8)

Increase (decrease) in cash and cash equivalents	33.3	(8.0)
Cash and cash equivalents, beginning of period	69.4	75.5

Cash and cash equivalents, end of period	$102.7	$67.5

ALLIED WASTE INDUSTRIES, INC.
SUMMARY DATA SHEET
STATEMENT OF CASH FLOWS
(amounts in millions)
(unaudited)

	For the Nine	For the Nine
	Months Ended	Months Ended
	September 30, 2008	September 30, 2007
Operating activities —
Net income	$296.5	$158.3
Discontinued operations, net of tax	—	33.9
Adjustments to reconcile net income to cash provided by operating activities from continuing operations —
Provisions for:
Depreciation and amortization	411.6	412.6
Stock-based compensation expense	17.9	15.7
Doubtful accounts	17.6	17.7
Accretion of debt and amortization of debt issuance costs	13.1	15.4
Deferred income tax expense	149.1	111.7
Gain on sale of fixed assets	(10.2)	(7.7)
Non-cash change in merger accruals	11.3	—
Non-cash change in acquisition accruals	(15.1)	(2.2)
Loss from divestitures and asset impairments	23.5	40.5
Write-off of deferred debt issuance costs	0.4	7.2
Other non-cash items	(5.3)	(2.6)
Change in operating assets and liabilities, excluding the effects of acquisitions —
Accounts receivable, prepaid expenses, inventories and other assets	(104.5)	(59.0)
Accounts payable, accrued liabilities, unearned income and other	(45.5)	(2.2)
Payment related to an IRS matter	(195.7)	—
Capping, closure and post-closure accretion	43.0	41.5
Capping, closure, post-closure and environmental expenditures	(68.9)	(38.8)

Cash provided by operating activities from continuing operations	538.8	742.0

Investing activities —
Cost of acquisitions, net of cash acquired	(0.6)	(75.0)
Proceeds from divestitures, net of cash divested	0.8	166.2
Proceeds from sale of fixed assets	15.8	12.0
Capital expenditures, excluding acquisitions	(501.0)	(496.1)
Capitalized interest	(10.0)	(14.3)
Other	0.2	—

Cash used for investing activities from continuing operations	(494.8)	(407.2)

Financing activities —
Proceeds from long-term debt, net of issuance costs	556.8	1,379.1
Payments of long-term debt	(858.9)	(1,778.5)
Payments of preferred stock dividends	(9.4)	(28.1)
Net receipts from restricted trusts	115.4	50.5
Net proceeds from sale of common stock, exercise of stock options and other	23.9	21.5

Cash used for financing activities from continuing operations	(172.2)	(355.5)

Cash used for discontinued operations	—	(5.9)

Decrease in cash and cash equivalents	(128.2)	(26.6)
Cash and cash equivalents, beginning of period	230.9	94.1

Cash and cash equivalents, end of period	$102.7	$67.5

ALLIED WASTE INDUSTRIES INC.
SUMMARY DATA SHEET
FREE CASH FLOW DATA
(amounts in millions)
(unaudited)

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2008	2007	2008	2007
Free Cash Flow:
Cash provided by operating activities from continuing operations	$281.3	$284.2	$538.8	$742.0
Payment related to an IRS matter, net of tax benefit	(8.0)	—	172.7	—
Payments of merger related costs	9.5	—	10.2	—
Debt refinancing costs	—	11.6	—	56.9
Proceeds from sale of fixed assets	6.0	3.9	15.8	12.0
Capital expenditures, excluding acquisitions	(144.1)	(130.9)	(501.0)	(496.1)

Free cash flow	144.7	168.8	236.5	314.8

Market development and other investing activities, net	(0.4)	93.5	0.4	91.2
Cash provided by (used for) discontinued operations	(0.1)	(3.8)	—	(5.9)
Capitalized interest	(3.4)	(5.2)	(10.0)	(14.3)
Debt issuance costs	(0.3)	—	(1.7)	(20.7)
Payments on preferred stock dividends	—	(9.4)	(9.4)	(28.1)
Debt refinancing costs	—	(11.6)	—	(56.9)
Accretion, stock option exercises and other	2.0	2.5	21.4	17.4
Payment related to an IRS matter, net of tax benefit	8.0	—	(172.7)	—
Payments of merger related costs	(9.5)	—	(10.2)	—
Change in cash (including restricted cash)	(33.0)	13.8	118.5	0.4

Decrease in debt	$108.0	$248.6	$172.8	$297.9

Debt balance at beginning of period	$6,578.1	$6,861.3	$6,642.9	$6,910.6
Decrease in debt	108.0	248.6	172.8	297.9

Debt balance at end of period	$6,470.1	$6,612.7	$6,470.1	$6,612.7

DILUTED EARNINGS PER SHARE COMPUTATION
(amounts in millions, except per share data)
(unaudited)

	For the Three Months Ended		For the Nine Months
	September 30,		Ended September 30,
	2008	2007	2008	2007
Diluted earnings per share computation:
Income from continuing operations	$112.5	$66.9	$296.5	$192.2
Add: Interest expense, net of tax, for senior convertible debentures	1.6	1.5	4.6	4.4
Less: Dividends on preferred stock	—	(9.4)	—	(28.1)

Income from continuing operations available to common shareholders	$114.1	$59.0	$301.1	$168.5

Weighted average common shares outstanding	433.1	369.3	418.5	368.6
Dilutive effect of stock awards and contingently issuable shares	13.3	13.1	26.5	13.3

Weighted average common and common equivalent shares outstanding	446.4	382.4	445.0	381.9

Diluted earnings per share from continuing operations	$0.26	$0.15	$0.68	$0.44

ALLIED WASTE INDUSTRIES, INC.
SUMMARY DATA SHEET
RECONCILIATION OF CERTAIN NON-GAAP MEASURES
(amounts in millions, except percentages)
(unaudited)
In addition to disclosing financial results in accordance with generally accepted accounting principles (GAAP), the Company also discloses gross profit, gross margin (gross profit as a percentage of revenue), operating income before depreciation and amortization, loss from divestitures and asset impairments, adjusted diluted income per share from continuing operations and free cash flow, which are non-GAAP measures.
We believe that our presentation of gross profit and gross margin is useful to investors because they are indicators of the strength and performance of our ongoing business operations, including our ability to grow revenue and manage the associated direct costs. While selling, general and administrative costs, depreciation and amortization and gain or loss from divestitures and asset impairments are considered components of operating income under GAAP, management uses gross profit and gross margin to evaluate business growth and the efficiency of our operations. Following is a reconciliation of gross profit and gross margin (in millions, except percentages):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Revenue	$1,606.2	$1,556.3	$4,672.7	$4,548.4
Less: Cost of operations	(986.0)	(966.7)	(2,906.3)	(2,853.5)

Gross profit	$620.2	$589.6	$1,766.4	$1,694.9

Gross margin	38.6%	38.0%	37.8%	37.3%

We believe that our presentation of operating income before depreciation and amortization, loss from divestitures and asset impairments is useful to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund capital expenditures and our ability to incur and service debt. While depreciation and amortization and loss from divestitures and asset impairments are considered operating costs under GAAP, these expenses are non-cash and primarily represent the allocation of costs associated with long-lived assets acquired or constructed in prior years. Management uses operating income before depreciation and amortization, loss from divestitures and asset impairments to evaluate the operations of our geographic operating regions. Following is a reconciliation of operating income before depreciation and amortization, loss from divestitures and asset impairments to operating income (in millions):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Operating income before depreciation and amortization, loss from divestitures and asset impairments	$452.1	$433.1	$1,297.2	$1,214.2
Gain (loss) from divestitures and asset impairments	0.3	(39.0)	(23.5)	(40.5)

Operating income before depreciation and amortization	452.4	394.1	1,273.7	1,173.7
Less: Depreciation and amortization	(134.1)	(142.7)	(411.6)	(412.6)

Operating income	$318.3	$251.4	$862.1	$761.1

We believe our presentation of adjusted diluted income per share from continuing operations, which excludes charges such as closure, post-closure and environmental reserve adjustments, merger related costs, loss from divestitures and asset impairments, adjustments for a BFI acquisition related claim, workforce reduction and regional realignment costs and debt refinancing costs, provides an understanding of operational activities before the financial impact of certain unusual or otherwise non-operational items, including refinancing decisions made for the long-term benefit of the Company. Management uses this measure, and believes investors find it helpful, in understanding the ongoing performance of our operations separate from items that have a disproportionate impact on our results for

ALLIED WASTE INDUSTRIES, INC.
SUMMARY DATA SHEET
RECONCILIATION OF CERTAIN NON-GAAP MEASURES
(amounts in millions, except per share data)
(unaudited)
a particular period. Comparable costs have been incurred in prior periods, and similar types of adjustments can reasonably be expected to be recorded in future periods.
Following is a summary of adjusted diluted income per share from continuing operations (per share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Diluted income per share from continuing operations	$0.26	$0.15	$0.68	$0.44
Add: Closure, post-closure and environmental reserve adjustments	—	—	0.01	—
Add: Merger related costs	0.02	—	0.05	—
Add: Loss from divestitures and asset impairments	—	0.07	0.03	0.07
Less: Adjustments for a BFI acquisition related claim	—	—	(0.02)	—
Add: Workforce reduction and regional realignment costs	—	—	0.01	—
Add: Debt refinancing costs	—	0.02	—	0.10

Adjusted diluted income per share from continuing operations	$0.28	$0.24	$0.76	$0.61

Free cash flow is defined as cash flow from operations less capital expenditures, plus a payment related to an IRS matter, payments of merger related costs, debt refinancing costs and proceeds from fixed asset sales. Management believes the presentation of free cash flow is useful to investors because it allows them to better assess and understand the Company’s ability to meet debt service requirements and the amount of recurring cash generated from operations after expenditures for fixed assets and other unusual items. Free cash flow does not represent the Company’s residual cash flow available for discretionary expenditures since we have mandatory debt service requirements and other required expenditures that are not deducted from free cash flow. Free cash flow does not capture debt repayment and/or the receipt of proceeds from the issuance of debt. We use free cash flow as a measure of recurring operating cash flow. The most directly comparable GAAP measure to free cash flow is cash provided by operating activities from continuing operations. Following is a reconciliation of free cash flow to cash provided by operating activities from continuing operations (in millions):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Free cash flow	$144.7	$168.8	$236.5	$314.8
Add: Capital expenditures	144.1	130.9	501.0	496.1
Add (less): Payment related to an IRS matter, net of tax benefit	8.0	—	(172.7)	—
Less: Payments of merger related costs	(9.5)	—	(10.2)	—
Less: Debt refinancing costs	—	(11.6)	—	(56.9)
Less: Proceeds from sale of fixed assets	(6.0)	(3.9)	(15.8)	(12.0)

Cash provided by operating activities from continuing operations	$281.3	$284.2	$538.8	$742.0

Additional Information and Where to Find It
This communication is being made in respect of the proposed business combination involving Republic and Allied. In connection with the proposed transaction, Republic filed with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus, as amended, and each of Republic and Allied plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus has been mailed to stockholders of Republic and Allied. INVESTORS AND SECURITY HOLDERS OF REPUBLIC AND ALLIED ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Republic and Allied through the website maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Republic Services, Inc., 110 SE 6th Street, 28th Floor, Fort Lauderdale, Florida, 33301 Attention: Investor Relations or by directing a request to Allied Waste Industries, Inc., 18500 North Allied Way, Phoenix, Arizona 85054, Attention: Investor Relations.
Participants in Solicitation
Republic, Allied and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Republic’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on February 21, 2008, and its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 2, 2008, and information regarding Allied’s directors and executive officers is available in Allied’s Annual Report on Form 10-K, for the year ended December 31, 2007, which was filed with the SEC on February 21, 2008 and its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 10, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.
Safe Harbor for Forward-Looking Statements
This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “anticipated”, “expected”, “will” and similar words and phrases are used in this press release to identify the forward-looking statements. These forward-looking statements, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual results, events or conditions to differ materially from those expressed or implied by the forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we can give no assurance that the expectations will prove to be correct.
The forward-looking statements in this press release relate to our expectations regarding the proposed merger with Republic Services. Among the factors that could cause actual results to differ materially from the expectations expressed in the forward-looking statements are: (1) the general political and economic conditions in the United States, negative changes in which could (a) make it more difficult for us to predict economic trends, (b) cause a decline in the demand for our services (particularly in the commercial and industrial sectors), (c) cause a decline in the price of commodities sold by us or (d) increase competitive pressure on pricing; (2) the overall competitive nature of the waste management industry, which could cause pressure on pricing and the loss of business; (3) our ability or inability to successfully identify and integrate acquired businesses and any liabilities associated with acquired businesses, which could impact our costs; (4) our ability or inability to implement market development initiatives, pass on increased costs to customers, execute operational improvement plans and divest under-performing assets, and to realize the anticipated benefits of these initiatives; (5) our ability or inability to generate revenue growth and offset the impact of inflation and business growth on our costs through price increases, including the potential impact of price increases on volumes; (6) changes in capital availability or costs, which, among other things, could affect our financial results due to our variable interest rate debt; (7) severe weather conditions, which could impair our financial results by causing increased costs, loss of revenue, reduced operational efficiency or disruptions to our operations; (8) our ability to operate our business as we desire, which may be limited by restrictive covenants in our debt agreements, our ability to obtain required permits on a timely basis (or at all), regulatory requirements and other factors; (9) compliance with existing and future legal and regulatory requirements, including limitations or bans on disposal of certain types of wastes or on the transportation of waste, which could limit our ability to conduct or grow our business, increase our costs to operate or require additional capital expenditures; (10) changes in site remediation requirements or our estimates of the costs to comply with existing requirements, which could increase our costs, including costs for final capping, closure, post-closure and other remediation obligations; (11) the outcome of existing and any future legal proceedings, including any litigation, audit or investigation brought by or before any governmental body, which could result in increased costs or restrictions on our ability to operate; (12) environmental liabilities in excess of our reserves or insurance coverage, if any; (13) increases in the costs in commodity, insurance, oil and fuel prices that make it more expensive to operate our business, including our ability or inability to reduce the impact of any such cost increases through cost reduction initiatives and other methods; (14) workforce factors, including potential increases in our costs if we are required to provide additional funding to any multi-employer pension plan to which we contribute and the negative impact on our operations of union organizing campaigns, work stoppages or labor shortages; (15) the negative effect that trends toward requiring recycling, waste reduction at the source and prohibiting the disposal of certain types of wastes could have on volumes of waste going to landfills and waste-to-energy facilities; (16) changes by the Financial Accounting Standards Board or other accounting regulatory bodies to generally accepted accounting principles or policies; (17) acts of war, riots or terrorism, including the events taking place in the Middle East, the current military action in Iraq and the continuing war on terrorism, as well as actions taken or to be taken by the United States or other governments as a result of further acts or threats of terrorism, and the impact of these acts on economic, financial and social conditions in the United States; (18) any further offer made by Waste Management, Inc. to acquire Republic Services; (19) the risk that a condition to the closing of the proposed Allied — Republic merger would not be satisfied; (20) risk that the combined company may not be able to achieve anticipated synergies or other results of operations; and (21) the timing and occurrence (or non-occurrence) of transactions and events which may be subject to circumstances beyond our control.
Other factors which could materially affect our forward-looking statements can be found in the Company’s periodic reports filed with the Securities and Exchange Commission, including risk factors detailed in Item 1A, “Risk Factors” in our Form 10-K for the year ended December 31, 2007. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating our forward-looking statements and are cautioned not to place undue reliance on forward-looking statements. The forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update these forward-looking statements to reflect subsequent events or circumstances.